Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906) NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS FIRST QUARTER 2024 RESULTS • Revenue of $1.07 billion, up 1% from the prior year, driven by strong Global Lottery growth, partially offset by timing of Gaming & Digital product sales • Operating income of $256 million in line with the prior year while operating income margin of 24.0% exceeded expectations by approximately 400 basis points; excluding Separation & divestiture costs, operating income increased 7% to a record $273 million and the margin expanded 150 basis points • Adjusted EBITDA of $443 million and Adjusted EBITDA margin of 41.5%; excluding Separation & divestiture costs, Adjusted EBITDA was $461 million and the margin improved 80 basis points to 43.1% • Upgrading FY’24 outlook on strong Q1'24 results LONDON – May 14, 2024 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2024. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below. “Innovative game, hardware, and systems solutions drove better-than-expected Global Lottery and Gaming & Digital performance in the first quarter,” said Vince Sadusky, CEO of IGT. “As a result, we are upgrading our full-year 2024 revenue and profit goals, which reflect broad-based momentum across key performance indicators in the balance of the year. We continue to make progress on separating Global Lottery from Gaming & Digital and preparing for the proposed transaction with Everi.” “We delivered a record organic profit performance in the first quarter, if we exclude Separation & divestiture costs,” said Max Chiara, CFO of IGT. “The Company is operating from a position of strength with historically low net debt leverage, ample liquidity, and manageable near-term debt maturities.” 1

Overview of Consolidated First Quarter 2024 Results

	Quarter Ended March 31, 2024	Quarter Ended March 31, 2023	Y/Y Change	Constant Currency Change
($ in millions)				
GAAP Financials:				
Revenue				
Global Lottery	661	624	6%	6%
Gaming & Digital	406	436	(7)%	(7)%
Total revenue	**1,067**	**1,060**	**1%**	**1%**
Operating income (loss)				
Global Lottery	258	240	8%	7%
Gaming & Digital	81	83	(3)%	(2)%
Corporate support expense	(47)	(26)	(85)%	(83)%
Other[1]	(35)	(42)	16%	16%
Total operating income	**256**	**255**	**—%**	**—%**
Operating income margin	*24.0%*	*24.1%*		
Operating income excluding Separation & divestiture costs	**273**	**255**	**7%**	**7%**
Operating income margin excluding Separation & divestiture costs	*25.6%*	*24.1%*		
Earnings per share - diluted	**$0.40**	**$0.11**	**264%**	
Net cash provided by operating activities	**120**	**311**	**(61)%**	
Cash and cash equivalents	**377**	**669**	**(44)%**	
Non-GAAP Financial Measures:				
Adjusted EBITDA				
Global Lottery	355	339	5%	4%
Gaming & Digital	127	129	(1)%	(1)%
Corporate support expense	(39)	(19)	(108)%	(106)%
Total Adjusted EBITDA	**443**	**449**	**(1)%**	**(1)%**
Adjusted EBITDA margin	*41.5%*	*42.3%*		
Adjusted EBITDA excluding Separation & divestiture costs	**461**	**449**	**3%**	**2%**
Adjusted EBITDA margin excluding Separation & divestiture costs	*43.1%*	*42.3%*		
Adjusted earnings per share - diluted	**$0.46**	**$0.49**	**(6)%**	
Free cash flow	**29**	**216**	**(86)%**	
Net debt	**5,161**	**5,118**	**1%**	

[1] Primarily includes purchase price amortization

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

2

Key Highlights: • Announced Gaming & Digital business to be spun off and combined with Everi Holdings, Inc.; transaction expected to close in late 2024/early 2025 • Recognized with top honors at ICE London 2024 awards programs including "Lottery Product of the Year" and "Best Diversity and Inclusion Employer" • Received a supply contract extension from the UK National Lottery • Executed licensing agreement with the Maryland Lottery for IGT's patented Cash Pop™ draw- based game • Mystery of the Lamp™ named "Top Performing New Premium Game" at 2024 EKG Slot Awards Show • Awarded contract to provide PeakDual™ 27 video lottery terminals across Quebec • Launched iGaming content in Rhode Island • Achieved AAA MSCI ESG rating, the highest rating possible, and earned a gold medal sustainability rating from EcoVadis Financial Highlights: Consolidated revenue of $1.07 billion, up 1% from $1.06 billion in the prior-year period, driven by strong Global Lottery growth, partially offset by timing of Gaming & Digital product sales • Global Lottery revenue of $661 million increased 6% year-over-year on significantly higher product sales, driven by delivery of GameTouch™ 28 self-service terminals in Canada and software upgrades in Singapore and Germany, and continued same-store sales strength in Italy • Gaming & Digital revenue of $406 million, compared to $436 million in the prior year, reflects lower product sales due to fewer terminal unit shipments in the current year and elevated intellectual property and software licenses in the prior year, partially offset by higher service revenue driven by growth in the global installed base, which more than offset lower yields, and a 10% increase in iGaming revenue Operating income of $256 million, in line with the prior year; excluding Separation & divestiture costs, operating income rose to a record $273 million and the margin increased 150 basis points to 25.6% • Global Lottery operating income of $258 million, up 8% compared to $240 million in the prior year, on strong Italy same-store sales and higher product sales margin • Gaming & Digital operating income of $81 million compared to $83 million in the prior-year period as research and development process improvements and easing of supply chain costs are offset by lower revenue and additional investments in the business; operating income margin expanded 80 basis points to 20% • Corporate support and other expense of $83 million versus $68 million driven by $18 million in Separation & divestiture costs Adjusted EBITDA of $443 million compared to $449 million in the prior-year period; excluding Separation & divestiture costs Adjusted EBITDA increased 3% to $461 million and Adjusted EBITDA margin expanded 80 basis points to 43.1% Net interest expense of $72 million compared to $70 million in the prior year Foreign exchange gain of $15 million, compared to $26 million loss in the prior year, primarily due to non- cash impact of fluctuations in the EUR/USD exchange rate on debt and reduced losses related to the devaluation of the Argentine peso Other non-operating expense, net of $1 million versus $4 million in the prior year driven by losses on extinguishment of debt in the prior year Income tax provision of $69 million, compared to $87 million in the prior year, primarily driven by lower valuation allowances on deferred tax assets, partially offset by higher pre-tax income 3

Net income of $128 million versus $67 million in the prior-year period Diluted earnings per share of $0.40, versus $0.11 in the prior year, primarily driven by foreign exchange gains, compared to foreign exchange losses in the prior year, and lower provision for income taxes; Adjusted diluted earnings per share of $0.46 compared to $0.49 in the prior year Net debt of $5.2 billion compared to $5.1 billion at December 31, 2023; Net debt leverage of 2.9x consistent with the December 31, 2023 level Cash and Liquidity Update Total liquidity of $1.7 billion as of March 31, 2024; $0.4 billion in unrestricted cash and $1.3 billion in additional borrowing capacity from undrawn credit facilities Other Developments Marco Drago to step down from his role as non-executive director of the IGT Board of Directors following the Annual General Meeting on May 14, 2024; Enrico Drago appointed as a non-executive director IGT Lottery S.p.A., IGT’s operating holding company in Italy, has entered into memorandums of understanding with the current shareholders of Lottoitalia S.r.l., the joint venture responsible for managing the Italian Lotto license, for the shareholders to maintain the partnership for the upcoming Lotto license tender. Under the terms of the agreements, IGT will continue to serve as the principal operating partner to fulfill the requirements of the new Lotto license. IGT will maintain its 61.5% equity ownership and Allwyn, Arianna 2001, and Novomatic Italia will maintain their 32.5%, 4%, and 2% share, respectively. The Italian Lotto, and its associated games 10eLotto and MillionDAY, are deeply rooted in tradition and are among the most popular and successful games in Italy, with annual ticket sales of about €8 billion. The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Record date of May 30, 2024 • Payment date of June 13, 2024 Introducing Second Quarter 2024 Expectations; Upgrading Full Year 2024 Outlook Second Quarter • Revenue of ~$1.05 billion • Operating income margin of ~22%; ~24.5% excluding Separation & divestiture costs Full Year • Revenue of ~$4.4 billion • Operating income margin of ~21%; ~24% excluding Separation & divestiture costs • Cash from operations of ≥ $1.0 billion • Capital expenditures of ~$500 million Earnings Conference Call and Webcast May 14, 2024, at 8:00 a.m. EDT To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2024 are calculated using the same foreign exchange rates 4 as the corresponding 2023 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the Separation and divestiture, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations regarding revenue, operating income, cash, and capital expenditures for the second quarter and full year 2024, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. 5

Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI/Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to- period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses current financial data using the prior- year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. 6

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Francesco Luti, +39 06 5189 9184; for Italian media inquiries James Hurley, Investor Relations, +1 (401) 392-7190 7

Select Performance and KPI data: ($ in millions, unless otherwise noted)

GLOBAL LOTTERY	Q1'24	Q1'23	Y/Y Change	Constant Currency Change[1]	Q4'23	Sequential Change as Reported
Revenue						
Service						
Operating and facilities management contracts	653	637	2%	2%	624	5%
Upfront license fee amortization	(47)	(47)	(1)%	—%	(47)	—%
Operating and facilities management contracts, net	605	590	3%	2%	577	5%
Other	13	12	10%	13%	15	(11)%
Total service revenue	**619**	**602**	**3%**	**2%**	**592**	**5%**
Product sales	**42**	**22**	**92%**	**92%**	**89**	**(52)%**
Total revenue	**661**	**624**	**6%**	**6%**	**681**	**(3)%**
Operating income	**258**	**240**	**8%**	**7%**	**238**	**8%**
Adjusted EBITDA[1]	**355**	**339**	**5%**	**4%**	**343**	**4%**
Global same-store sales growth (%)						
Instant ticket & draw games	(0.2%)	4.8%			—%	
Multi-jurisdiction jackpots	(1.0%)	48.2%			(25.0%)	
Total	**(0.3%)**	**8.0%**			**(3.5%)**	
North America & Rest of world same-store sales growth (%)						
Instant ticket & draw games	(1.6%)	3.2%			(0.9%)	
Multi-jurisdiction jackpots	(1.0%)	48.2%			(25.0%)	
Total	**(1.5%)**	**7.4%**			**(5.0%)**	
Italy same-store sales growth (%)						
Instant ticket & draw games	**4.4%**	**10.3%**			**2.9%**	

[1] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

8

GAMING & DIGITAL	Q1'24	Q1'23	Y/Y Change	Constant Currency Change[1]	Q4'23	Sequential Change as Reported
Revenue						
Service						
Terminal	131	129	2%	2%	127	4%
iGaming	48	43	10%	10%	47	1%
Systems, software, and other	75	71	5%	5%	73	2%
Total service revenue	**253**	**243**	**4%**	**4%**	**247**	**2%**
Product sales						
Terminal	110	135	(19)%	(18)%	153	(28)%
Systems, software, and other	43	57	(25)%	(25)%	49	(13)%
Total product sales revenue	**153**	**193**	**(21)%**	**(20)%**	**202**	**(24)%**
Total revenue	**406**	**436**	**(7)%**	**(7)%**	**449**	**(10)%**
Operating income	**81**	**83**	**(3)%**	**(2)%**	**97**	**(17)%**
Adjusted EBITDA[1]	**127**	**129**	**(1)%**	**(1)%**	**144**	**(11)%**
Installed base units						
Casino	53,368	50,030	7%		53,190	
Casino - L/T lease[2]	701	872	(20)%		716	
Total installed base units	**54,069**	**50,902**	**6%**		**53,906**	
Installed base units (by geography)						
US & Canada	34,146	33,175	3%		34,221	
Rest of world	19,923	17,727	12%		19,685	
Total installed base units	**54,069**	**50,902**	**6%**		**53,906**	
Yields (by geography)[3], in absolute $						
US & Canada	$41.17	$42.36	(3)%		$41.28	
Rest of world	$7.13	$7.41	(4)%		$7.02	
Total yields	**$28.51**	**$30.13**	**(5)%**		**$28.71**	
Global machine units sold						
New/expansion	203	1,012	(80)%		425	
Replacement	6,424	7,260	(12)%		8,966	
Total machine units sold	**6,627**	**8,272**	**(20)%**		**9,391**	
US & Canada machine units sold						
New/expansion	46	892	(95)%		248	
Replacement	5,014	5,642	(11)%		6,481	
Total machine units sold	**5,060**	**6,534**	**(23)%**		**6,729**	

[1] Non-GAAP measures; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

[2] Excluded from yield calculations due to treatment as sales-type leases

[3] Excludes Casino L/T lease units due to treatment as sales-type leases

9

GAMING & DIGITAL (Continued)	Q1'24	Q1'23	Y/Y Change	Constant Currency Change[1]	Q4'23	Sequential Change as Reported
Rest of world machine units sold						
New/expansion	157	120	31%		177	
Replacement	1,410	1,618	(13)%		2,485	
Total machine units sold	**1,567**	**1,738**	**(10)%**		**2,662**	
Average Selling Price (ASP), in absolute $						
US & Canada	$16,900	$16,000	6%		$16,300	
Rest of world	$14,800	$15,400	(4)%		$15,000	
Total ASP	**$16,400**	**$15,900**	**3%**		**$15,900**	

CONSOLIDATED	Q1'24	Q1'23	Y/Y Change	Constant Currency Change[1]	Q4'23	Sequential Change as Reported
Revenue (by geography)						
US & Canada	660	666	(1)%	(1)%	707	(7)%
Italy	258	243	6%	6%	244	5%
Rest of world	150	151	(1)%	(1)%	178	(16)%
Total revenue	**1,067**	**1,060**	**1%**	**1%**	**1,130**	**(6)%**

[1] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

10

International Game Technology PLC Consolidated Statements of Operations ($ and shares in millions, except per share amounts) Unaudited For the three months ended March 31, 2024 2023 Service revenue 872 846 Product sales 195 215 Total revenue 1,067 1,060 Cost of services 412 398 Cost of product sales 118 127 Selling, general and administrative 208 217 Research and development 55 62 Separation and divestiture costs 18 — Total operating expenses 812 805 Operating income 256 255 Interest expense, net 72 70 Foreign exchange (gain) loss, net (15) 26 Other non-operating expense, net 1 4 Total non-operating expenses 58 101 Income before provision for income taxes 198 155 Provision for income taxes 69 87 Net income 128 67 Less: Net income attributable to non-controlling interests 47 44 Net income attributable to IGT PLC 82 23 Net income attributable to IGT PLC per common share - basic 0.41 0.12 Net income attributable to IGT PLC per common share - diluted 0.40 0.11 Weighted-average shares - basic 200 200 Weighted-average shares - diluted 203 202 11

International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited March 31, December 31, 2024 2023 Assets Current assets: Cash and cash equivalents 377 572 Restricted cash and cash equivalents 119 167 Trade and other receivables, net 723 685 Inventories, net 321 317 Other current assets 404 382 Total current assets 1,944 2,123 Systems, equipment and other assets related to contracts, net 908 928 Property, plant and equipment, net 118 119 Operating lease right-of-use assets 222 230 Goodwill 4,491 4,507 Intangible assets, net 1,522 1,555 Other non-current assets 923 1,004 Total non-current assets 8,184 8,342 Total assets 10,128 10,465 Liabilities and shareholders' equity Current liabilities: Accounts payable 733 797 Current portion of long-term debt 715 — Short-term borrowings 6 16 Other current liabilities 982 879 Total current liabilities 2,436 1,691 Long-term debt, less current portion 4,817 5,655 Deferred income taxes 337 344 Operating lease liabilities 206 214 Other non-current liabilities 475 609 Total non-current liabilities 5,834 6,821 Total liabilities 8,270 8,513 Commitments and contingencies IGT PLC’s shareholders’ equity 1,504 1,443 Non-controlling interests 354 510 Shareholders’ equity 1,858 1,952 Total liabilities and shareholders’ equity 10,128 10,465 12

International Game Technology PLC Consolidated Statements of Cash Flows ($ in millions) Unaudited For the three months ended March 31, 2024 2023 Cash flows from operating activities Net income 128 67 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 71 77 Amortization 55 55 Amortization of upfront license fees 50 50 Stock-based compensation 11 11 Deferred income taxes (2) 28 Foreign exchange (gain) loss, net (15) 26 Other non-cash items, net 3 6 Changes in operating assets and liabilities: Trade and other receivables (44) (32) Inventories (7) (38) Accounts payable (45) 111 Accrued interest payable (26) (20) Accrued income taxes 4 40 Other assets and liabilities (63) (71) Net cash provided by operating activities 120 311 Cash flows from investing activities Capital expenditures (84) (94) Other 1 3 Net cash used in investing activities (83) (91) Cash flows from financing activities Net (repayments of) proceeds from Revolving Credit Facilities (72) 392 Net (payments on) receipts from financial liabilities (63) 8 Net (payments of) proceeds from short-term borrowings (9) 53 Payments on license obligations (7) (1) Principal payments on long-term debt — (462) Dividends paid — (40) Dividends paid - non-controlling interests (101) (92) Return of capital - non-controlling interests (10) (10) Other 1 (11) Net cash used in financing activities (262) (163) Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents (225) 57 Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents (18) 8 Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period 739 740 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period 496 805 Supplemental Cash Flow Information Interest paid 101 90 Income taxes paid 67 20 13

International Game Technology PLC Net Debt ($ in millions) Unaudited March 31, December 31, 2024 2023 6.500% Senior Secured U.S. Dollar Notes due February 2025 — 499 4.125% Senior Secured U.S. Dollar Notes due April 2026 747 747 3.500% Senior Secured Euro Notes due June 2026 808 826 6.250% Senior Secured U.S. Dollar Notes due January 2027 747 747 2.375% Senior Secured Euro Notes due April 2028 538 550 5.250% Senior Secured U.S. Dollar Notes due January 2029 746 745 Senior Secured Notes 3,586 4,113 Euro Term Loan Facilities due January 2027 642 876 Revolving Credit Facility A due July 2027 197 207 Revolving Credit Facility B due July 2027 392 458 Long-term debt, less current portion 4,817 5,655 6.500% Senior Secured U.S. Dollar Notes due February 2025 499 — Euro Term Loan Facilities due January 2027 216 — Current portion of long-term debt 715 — Short-term borrowings 6 16 Total debt 5,538 5,671 Less: Cash and cash equivalents 377 572 Net debt 5,161 5,099 Note: Net debt is a non-GAAP financial measure 14

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended March 31, 2024				
	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Net income					128
Provision for income taxes					69
Interest expense, net					72
Foreign exchange gain, net					(15)
Other non-operating expense, net					1
Operating income (loss)	258	81	339	(83)	256
Depreciation	40	31	71	—	71
Amortization - service revenue [1]	50	—	50	—	50
Amortization - non-purchase accounting	5	14	19	1	20
Amortization - purchase accounting	—	—	—	35	35
Stock-based compensation	2	1	4	8	11
Adjusted EBITDA	**355**	**127**	**482**	**(39)**	**443**

Cash flows from operating activities	120
Capital expenditures	(84)
Payments on license obligations	(7)
Free Cash Flow	**29**

	Pre-Tax Impact	Tax Impact [2][3]	Net Impact
Reported EPS attributable to IGT PLC - diluted			0.40
Adjustments:			
Foreign exchange gain, net	(0.09)	0.02	(0.11)
Currency conversion impacts of hyper-inflationary economies	0.01	—	0.01
Amortization - purchase accounting	0.17	0.04	0.13
Discrete tax items	—	(0.02)	0.02
Net adjustments			0.06
Adjusted EPS attributable to IGT PLC - diluted [4]			**0.46**

[1] Includes amortization of upfront license fees

[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[3] The reported effective tax rate was 35.1%. Adjusted for the above items, the effective tax rate was 35.5%

[4] Adjusted EPS was calculated using weighted average shares outstanding of 203.5 million, which includes the dilutive impact of share-based payment awards

15

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the three months ended March 31, 2023 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 67 Provision for income taxes 87 Interest expense, net 70 Foreign exchange loss, net 26 Other non-operating expense, net 4 Operating income (loss) 240 83 323 (68) 255 Depreciation 43 33 76 2 77 Amortization - service revenue (1) 49 — 50 — 50 Amortization - non-purchase accounting 5 10 15 1 16 Amortization - purchase accounting — — — 40 40 Stock-based compensation 2 2 4 6 11 Adjusted EBITDA 339 129 468 (19) 449 Cash flows from operating activities 311 Capital expenditures (94) Payments on license obligations (1) Free Cash Flow 216 Pre-Tax Impact Tax Impact (2) (3) Net Impact Reported EPS attributable to IGT PLC - diluted 0.11 Adjustments: Foreign exchange loss, net 0.12 (0.02) 0.14 Currency conversion impacts of hyper-inflationary economies 0.02 — 0.02 Amortization - purchase accounting 0.20 0.05 0.15 Loss on extinguishment and modifications of debt, net 0.02 — 0.02 Discrete tax items — (0.05) 0.05 Net adjustments 0.38 Adjusted EPS attributable to IGT PLC - diluted (4) 0.49 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 56.5%. Adjusted for the above items, the effective tax rate was 36.3% (4) Adjusted EPS was calculated using weighted average shares outstanding of 201.7 million, which includes the dilutive impact of share- based payment awards 16

Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov.

IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.